Exhibit 99.3

EXCHANGE AND AMENDMENT AGREEMENT

This Exchange and Amendment Agreement (the “Agreement”) is executed as of April 5, 2023 by and among Nam Tai Property Inc., a business company incorporated under the laws of the British Virgin Islands (the “Company”), and IAT Insurance Group, Inc. (“IAT”), and shall be effective as of the Effective Time (as defined below). The parties to this Agreement are hereinafter referred to individually as a “Party” or collectively as the “Parties”.

RECITALS

WHEREAS, the Company seeks to exchange $4,338,791 of the principal and accrued but unpaid interest (the “Debt”) outstanding under the Promissory Note, dated as of January 11, 2022, between the Company and IAT (the “IAT Promissory Note”), and to enter into the Amended Promissory Note (as defined herein) for an aggregate amount of 2,479,309 shares (collectively, the “Promissory Note Shares”) of the Company’s shares, par value $0.01 per share (the “Shares”);

WHEREAS, the Company and IAT intend to enter into that certain Amended Promissory Note in the form attached hereto as Exhibit A (the “Amended Promissory Note”), which amends the IAT Promissory Note to, among other things, (y) extend the Maturity Date (as defined in the IAT Promissory Note) to January 11, 2026 and (z) amend Section 2.2 thereof to provide for the option to pay interest in Shares; and

WHEREAS, the Company is exploring raising additional equity financing through the issuance of additional Shares (the “PIPE Shares”), in which IAT is expected to participate in the amount of $5.0 million (the “Equity Funding”), through a securities purchase agreement, dated as of the date hereof, by and among the Company and each of the purchasers thereto (the “SPA”).

NOW THEREFORE, for and in consideration of the foregoing premises and the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Parties hereto agree as follows:

Section 1. The Parties hereby acknowledge and agree that each and all of the recitals set forth herein are true and correct and are incorporated by this reference and made a part hereof for all purposes.

Section 2. Exchange. In consideration of and in exchange for the issuance by the Company to IAT of the Promissory Note Shares, IAT and the Company shall (i) exchange the full amount of the Debt and deem such Debt to be paid in full, and (ii) amend and restate the IAT Promissory Note in the form of the Amended Promissory Note, and IAT shall issue the Amended Promissory Note to the Company, pursuant to and subject to the terms and conditions of the Amended Promissory Note. Upon satisfaction or waiver, if applicable, of the terms and subject to the conditions of this Agreement, at Closing (as defined below) (a) the Company shall issue the Promissory Note Shares and reflect such issuance in the Company’s books and records, and (b) the full amount of the Debt shall be immediately, automatically and irrevocably canceled and all obligations thereunder shall be extinguished and terminated.

Section 3. Representations and Warranties of IAT. IAT represents and warrants on behalf of itself to the Company, as of the date hereof, that:

(a)

Validity. The execution, delivery and performance of this Agreement and the documents referenced hereto (the “Transaction Documents”), in each case to which IAT is a party, and the consummation by IAT of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of IAT. This Agreement has been duly executed and delivered by IAT, and the Transaction Documents to which it is a party is or will be duly executed and delivered by IAT, including, without limitation, the cancellation of the Debt and acceptance of the Promissory Note Shares as contemplated hereunder, and each such agreement and other instruments constitutes or will constitute a valid and binding obligation of IAT, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The execution, delivery and performance by IAT of this Agreement, the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official on the part of IAT.

(b)

Investment Representations and Warranties. IAT understands and agrees that the offering and sale of the Promissory Note Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws and are being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of IAT’s representations as expressed herein.

(c)

Acquisition for Own Account; No Control Intent. IAT is acquiring the Promissory Note Shares for its own account for investment and not with a view toward distribution in a manner which would violate the Securities Act or any applicable state securities laws. IAT is not a broker or dealer registered pursuant to Section 15 of the Exchange Act (a “Registered Broker Dealer”) and is not affiliated with a Registered Broker Dealer. IAT is not party to any agreement providing for or contemplating the distribution of any of the Promissory Note Shares. IAT has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the Exchange Act.

(d)

Ability to Protect Its Own Interests and Bear Economic Risks. IAT, by reason of the business and financial experience of its management, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement and is capable of evaluating the merits and risks of the investment in the Promissory Note Shares. IAT recognizes that an investment in the Promissory Note Shares involves an extremely high degree of risk in that an investment in the

Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company. IAT is able to bear the economic risk of an investment in the Promissory Note Shares and is able to sustain a loss of all of its investment in the Promissory Note Shares without economic hardship, if such a loss should occur.

(e)

Accredited Investor; No Bad Actor. IAT is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act. IAT has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act.

(f)	Restricted Shares.

(i)

IAT understands that the Promissory Note Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the Securities Act and that under such laws and applicable regulations such Promissory Note Shares may be resold without registration under the Securities Act only in certain limited circumstances.

(ii)

IAT acknowledges that the Promissory Note Shares must be held indefinitely unless subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registration is available.

(iii)	IAT is aware of, and is familiar with, the provisions of Rule 144 under the Securities Act, which permit limited resale of securities purchased in a private placement.

(g)

No Reliance. IAT expressly acknowledges that the board of directors of the Company (the “Board of Directors”) has disclosed in full to IAT that the Company (i) does not have the “chops” of certain of the Company’s Subsidiaries, including the Company’s principal operating Subsidiaries, and may never obtain the chops and IAT has been made aware of the implications and legal effect thereof, (ii) does not have access to the books and records, assets, cash flow, potential liabilities, potential dispositions and encumbrances to the assets or other financial information of certain of the Company’s Subsidiaries, including the Company’s principal operating Subsidiaries (iii) has extremely limited information regarding the operations, results of operations and financial conditions of the Company and its Subsidiaries and has been unable to file its Form 20-F for fiscal year 2021 with the United States Securities and Exchange Commission (the “SEC”), as disclosed in the Company’s SEC reports and in its press releases and as communicated to IAT, (iv) may never be successful in remedying any of the foregoing matters, (v) is subject to litigation (including the PRC Litigation, the West Ridge Litigation (in which West Ridge Litigation, there was a March 2023 hearing on the claim for interest and legal costs, arising from a prior judgment in the case, which, dependent upon certain outcomes, may come due prior to the resolution of the appeal) and the

Hong Kong Arbitration (in which Hong Kong Arbitration, a decision is currently expected on April 6, 2023 or soon thereafter) each, as defined and described in the Company’s SEC reports and the Updating 6-K (as defined below)) that, if resolved adversely to the Company, could have Material Adverse Effects on the Company and the value of the Company’s Shares, raise substantial doubt about the Company’s solvency and ability to continue as a going concern and may require the Company to pursue an out-of-court or in-court restructuring and (vi) currently has very limited liquidity and is obligated under certain outstanding indebtedness totaling approximately $18.75 million in principal under certain unsecured delayed-draw term loans, evidenced by the promissory notes dated January 11, 2022, with IAT Insurance Group, Inc. (“IAT”) and IAT (without giving effect to this Agreement or that certain Release and Settlement Agreement, dated as of the date hereof to be entered into between the Company and IsZo Capital LP (the “Release and Settlement Agreement”) and the transactions contemplated herein and therein). IAT acknowledges that, as the Company’s prior management team continues to hold the chops of certain Subsidiaries of the Company, the prior management team may have assumed liabilities or incurred expenses, or otherwise adversely affected the financial position of which the Company is unaware. In addition, IAT acknowledges that the Company has received, on a delayed basis, the bank communications with respect to actions taken by the prior management team, as described in the Company’s SEC reports. IAT acknowledges that any such liabilities may impact the liquidity, assets, operations, and financial condition of the Company and its Subsidiaries. The Company does not have any cash flow from operations other than through its Subsidiaries which, as a result of the dispute over the chops, the Company is unable to access or otherwise distribute to itself. IAT acknowledges that the last audited financial statements available and publicly filed were as of and for the year ended December 31, 2020, and the last unaudited financial statements available and publicly filed were as of and for the three months ended September 30, 2021. Both the last audited and unaudited financial statements were prepared by the Company’s prior management team. As such, the current management team and the current Board of Directors do not have any knowledge regarding the accuracy of these financial statements. IAT acknowledges that it has reviewed the proposed disclosure, that includes, among other things, updates regarding litigation, arbitration, other proceedings, indebtedness and other developments of the Company, as filed on Form 6-K on March 30, 2023 (the “Updating 6-K”) set forth on Exhibit B hereto and the Yu Litigation set forth on Exhibit C hereto. IAT is not relying on the Company or any of its directors, officers, employees, agents, sub-agents or legal counsel or other advisors with respect to the legal, tax, economic and related considerations involved in this investment. IAT has relied on the advice of, or has consulted with, only its advisors, if any. IAT and its advisors, if any, have had an opportunity to ask questions to and receive answers from persons acting on behalf of the Company concerning the offering and the business, financial condition, results of operations and prospects of the Company, and all such questions have been answered to the full satisfaction of IAT and its advisors, if any. IAT has made its own decision concerning the transaction contemplated herein without reliance on any representation or warranty of, or advice from, the Company, except for the Updating 6-K and the representations and warranties contained herein and in any of the other Transaction Documents. Except for the express representations and warranties contained in Section 4, neither the Company, nor any other person on the Company’s behalf, has made and does not make any express or implied representations or warranties, either oral or written, whether arising by law or otherwise.

(h)

IAT represents and warrants that (i) it is the sole legal and beneficial holder of the IAT Promissory Note (and the Debt) issued to it by the Company and (ii) such IAT Promissory Note is free and clear of any lien, encumbrance or other adverse claim, and such IAT Promissory Note is not subject to any contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the disposition of the IAT Promissory Note by IAT.

Section 4. Representations and Warranties of the Company. The Company represents and warrants to IAT, that to the Knowledge of the Company (with respect to Sections 4(c) through 4(k)), as of the date hereof, that:

(a)	Organization and Good Standing. The Company is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

(b)	Corporate Power and Authority; Valid Issuance of Shares.

(i)

The Company has all requisite corporate power and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors or a duly authorized committee thereof and no further consent or authorization of the Company, its Board of Directors or its shareholders is required. Each of this Agreement and each of the other Transaction Documents has been duly executed and delivered by the Company, and the other instruments referred to herein to which it is a party will be duly executed and delivered by the Company, and each such agreement constitutes or will constitute a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(ii)

The Promissory Note Shares, when issued and delivered in exchange for the cancellation of the Debt in accordance with the terms and for the consideration set forth in this Agreement, will be duly and validly authorized and issued, fully-paid and non-assessable.

(c)

Consents. Neither the execution, delivery or performance of this Agreement and the other Transaction Documents by the Company, nor the consummation by it of the obligations and transactions contemplated hereby and thereby (including, without limitation, the issuance, the reservation for issuance and the delivery of the Promissory Note Shares and the provision to IAT of the rights contemplated by the Transaction Documents) requires any consent of, authorization by, exemption from, filing with or notice to any Governmental Entity, other than filings required under applicable U.S. federal and state securities laws, except where the failure to do so would have a Material Adverse Effect.

(d)

No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby (including, without limitation, the issuance, the reservation for issuance and the delivery of the Promissory Note Shares and the provision to IAT of the rights contemplated by the Transaction Documents) will not (a) result in a violation of the Company’s memorandum and articles of association, or any equivalent organizational document of the Company (the “Charter Documents”) or require the approval of the Company’s shareholders, (b) result in a violation of any BVI or U.S. law, rule, or regulation, or, to the Knowledge of the Company, any order, judgment or decree (including, without limitation, federal or state securities laws and regulations and regulations of any self-regulatory organizations to which the Company or its securities are subject) applicable to the Company or by which any property or asset of the Company is bound or affected, or (c) result in a violation of or require shareholder approval under any rule or regulation of the OTC Expert Market.

(e)

Capitalization. As of the date hereof, the Company is authorized to issue a maximum of two hundred million (200,000,000) Shares of a single class, of par value of US$0.01 par value per share. As of the date hereof: (i) 43,433,008 Shares were issued and outstanding (including 42,431 Shares to be issued at the Company’s transfer agent pursuant to vested equity awards); and (ii) 199,280 Shares were issuable (and such number was reserved for issuance) upon vesting of restricted share units for the issuance of Shares outstanding as of such date. Such figures do not include any convertible instruments, including any such instrument granted pursuant to equity incentive plans, issued or granted prior to November 30, 2021. For the avoidance of doubt, such Share figures do not take into account the contemplated issuances of Shares pursuant to (i) this Agreement, (ii) the Release and Settlement Agreement, (iii) the Amended Promissory Note, (iv) the Amended and Restated Promissory Note, dated as of the date hereof, by and between IsZo Capital LP and the Company, (v) the SPA, (vi) the Engagement Agreement, to be dated on or around the date hereof, by and among Hui Zhong (Shenzhen) Law Firm, Hui Zhong Law Firm Hong Kong Office and the Company or (vii) Shares to

be issued or that may be issued to the directors or officers of the Company pursuant to the Company’s Long Term Incentive Plan.

(f)

No Integrated Offering. The Company has not directly or indirectly engaged in any form of general solicitation or general advertising with respect to the Promissory Note Shares, nor has the Company made any offers or sales of any security of the Company or solicited any offers to buy any security of the Company under circumstances that would require registration of the Promissory Note Shares under the Securities Act or any other securities laws or cause this offering of Promissory Note Shares to be integrated with any prior offering of securities of the Company for purposes of the Securities Act in any manner that would affect the validity of the private placement exemption under the Securities Act for the offer and sale of the Promissory Note Shares hereunder.

(g)	SEC Exchange Act Registration; Shell Company Status.

(i)	The Company’s Shares are registered under Section 12 of the Exchange Act.

(ii)	The Company is not, and has never been, an issuer identified in Rule 144(i)(1) under the Securities Act.

(h)

Brokers. There is no investment banker, broker, finder, financial advisor, placement agent or other Person that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The Company engaged Wolfson Frontier Associates LLC to provide consulting, advisory and other services, for which it pays a fixed monthly fee (and such fee is not contingent on the transactions contemplated by this Agreement).

(i)

Application of Takeover Protections. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including under the Company’s Rights Agreement, dated as of December 13, 2021, between the Company and Computershare Trust Company, N.A., as Rights Agent, as subsequently amended) or other similar anti-takeover provision under the Company’s Charter Documents or the laws of its state of incorporation that is or could become applicable to IAT as a result of IAT and the Company fulfilling their obligations or exercising their rights under this Agreement, including without limitation as a result of the Company’s issuance of the Promissory Note Shares and IAT’s ownership of the Promissory Note Shares.

(j)

Private Placement. The Company has not directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would require registration of the securities under the Securities Act. Assuming the accuracy of the representations and warranties of IAT contained in this section hereof, the issuance of the Promissory Note Shares are exempt from registration under the Securities Act.

(k)

No Manipulation of Share Price. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Shares or any security of the Company to facilitate the sale or resale of any of the Promissory Note Shares.

Section 5. Tax Matters.

(a)

For income tax purposes, the Company and IAT agree that the fair market value of the Promissory Note Shares issued to IAT pursuant to this Agreement is at least equal to the Debt cancelled pursuant to this Agreement .

Section 6. Certain Covenants.

(a)

Reporting Status. IAT acknowledges that the Company is not current in filing reports required to be filed with the SEC pursuant to the Exchange Act and is currently unable to file the Company’s Annual Reports on Form 20-F for the years ended December 31, 2021 and 2022.

(b)

Disclosure of Transactions and Other Material Information. The Company may issue a press release and file a report on Form 6-K describing the terms and conditions of the transactions contemplated by this Agreement in the form required by the Exchange Act and attaching the Agreement and the other Transaction Documents as an exhibit to such filing (including all attachments, the “6-K Filing”) if it deems a 6-K Filing advisable or necessary.

(c)

Expenses. The Company and IAT are liable for, and will pay, their own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

(d)

Registration. Promptly following such time as when the Company is able to file registration statements on any available forms with the SEC, the parties will use their commercially reasonable efforts to enter into a registration rights agreement, in a form to be mutually agreed upon, whereby the Company shall prepare and file with the SEC a registration statement covering the resale of the Promissory Note Shares for an offering to be made on a continuous basis pursuant to Rule 415 (a “resale registration statement”) and to use its commercially reasonable efforts to cause such resale registration statement to be declared effective. The Company will maintain the resale registration statement after effectiveness through the Reporting Period, after which time it will have no obligations to maintain the effectiveness of such resale registration statement. IAT undertakes to provide all reasonably requested information required in connection with the filing of such resale registration statement.

(e)

Pledge of Promissory Note Shares. The Company acknowledges and agrees that the Issued Shares may be pledged by IAT in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Promissory Note Shares. The pledge of Promissory Note Shares shall not be deemed to be a transfer, sale or assignment of the Promissory Note Shares hereunder, and IAT will ensure that should such pledged Promissory Note Shares be foreclosed upon or otherwise transferred, sold or assigned, that such transfer will be in compliance with the Securities Act. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith, except for pledged Promissory Note Shares that are foreclosed upon. Such pledged Promissory Note Shares that are foreclosed upon will require a legal opinion of legal counsel in order for any transfer or for the Company to authorize the removal of any legend from such Promissory Note Shares. Except for pledges in connection with a bona fide margin account or other loan or financing arrangement secured by the Promissory Note Shares, if IAT pledges any Promissory Note Shares, it shall provide notice of any such pledge of Promissory Note Shares to the Company. At IAT’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of the Promissory Note Shares may reasonably request in connection with a pledge or transfer of the Promissory Note Shares, including, if the Promissory Note Shares are subject to registration pursuant to Section 5(d), the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Shareholders thereunder.

Section 7. Closing; Conditions to Closing. The obligations of Company and IAT hereunder to consummate the transactions contemplated by this Agreement (the “Closing”) as of the date hereof are subject to the satisfaction of each of the following conditions:

(a)

Each of the representations and warranties of IAT and the Company contained in Sections 3 and 4, respectively, of this Agreement shall be true and correct in all material respects on and as of the date hereof.

(b)

Each of the Company and IAT shall in all material respects have performed, satisfied and complied with all of its respective covenants, agreements and conditions contained in this Agreement that are required to be performed, satisfied or complied with by it on or before the Closing.

(c)	On or prior to the Closing, IAT shall deliver to the Company a duly executed and properly completed Internal Revenue Service Form W-9 certifying as to a complete exemption from backup withholding.

(d)	The Company and IAT shall have executed and delivered the Amended Promissory Note to which they are a party.

(e)	The Parties shall have executed all other documents necessary for the Company’s issuance of the Promissory Note Shares in exchange for cancellation of the Debt,

and the Company’s issuance of the PIPE Shares in connection with the Equity Funding.

Section 8. Definitions. Unless the context otherwise requires, the terms defined in this Section 8 shall have the meanings specified for all purposes of this Agreement. All accounting terms used in this Agreement, whether or not defined in this Section 8, shall be construed in accordance with GAAP.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Governmental Entity” means any national federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority, self-regulatory organization or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal of the British Virgin Islands or the United States.

“Knowledge of the Company” of a particular fact or other matter means, to the actual knowledge of the individuals set forth on Schedule A hereto, of the following: (a) if the Person is an individual, that such individual is actually aware of such fact or other matter; and (b) if the Person is an entity, that any executive officer of such Person is actually aware.

“Material Adverse Effect” means any (i) adverse effect on the reservation, issuance, delivery or validity of the Promissory Note Shares, as applicable, or the transactions contemplated hereby or on the authority or ability of the Company to timely perform its obligations under this Agreement, or (ii) material adverse effect on the business, results of operations, condition (financial or otherwise), prospects, properties, assets or liabilities of the Company.

“Person” means and includes all natural persons, corporations, business trusts, associations, companies, partnerships, joint ventures, limited liability companies and other entities and governments and agencies and political subdivisions.

“Subsidiary” means any corporation, association trust, limited liability company, partnership, joint venture or other business association or entity, at least 50% of the outstanding voting securities of which are at the time owned or controlled directly or indirectly by the Company.

Section 9. Notices. All notices, requests and other communications under this Agreement shall be deemed delivered: (a) when delivered, if delivered personally, (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) when sent, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day on or prior to 5:00 p.m. New York City time, or otherwise on the Business Day following the date of transmission in the case of email, in each case to the intended recipient as set forth below.

if to the Company, to:

Michael Cricenti

Chairman

Email:

with a copy to:

Shelley A. Barber

Lawrence Elbaum

Vinson & Elkins L.L.P.

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

(212) 237-0022

Email: sbarber@velaw.com; lelbaum@velaw.com

if to IAT, to:

Dave Pirrung

Chief Financial Offier

Email:

Section 10. Waivers and Amendments. Upon the approval of the Company and the written consent of the IAT, the obligations of the Company and the rights of IAT under this Agreement may be waived by the Company or IAT in writing (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely). Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by an instrument in writing executed by the Company and IAT.

Section 11. Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective Parties hereto, the successors and permitted assigns of IAT and the successors of the Company, whether so expressed or not. None of the Parties hereto may assign its rights or obligations hereof without the prior written consent of the Company. The Company may not assign its rights or obligations hereof without the prior written consent of IAT. This Agreement shall not inure to the benefit of or be enforceable by any other Person.

Section 12. Governing Law: Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of law principles. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the City of New York and State of New York, and each of the Parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or outside of the jurisdiction of any such court.

Section 13. Counterparts. This Agreement may be executed in any number of counterparts (including by electronic mail, in .pdf or other electronic submission complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) and by different Parties hereto in separate counterparts, with the same effect as if all Parties had signed the same document. All such counterparts (including counterparts delivered by facsimile or other electronic format) shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received counterparts hereof signed by all of the other parties hereto (the “Effective Time”).

Section 14. Entire Agreement. This Agreement and the other Transaction Documents contains the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and, except as set forth below, this Agreement and the other Transaction Documents supersede and replace all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and thereof. Notwithstanding the foregoing, this Agreement and the other Transaction Documents shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company and IAT.

Section 15. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 16. Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

Section 17. Limitation on Damages. Notwithstanding anything to the contrary contained in this Agreement, none of the parties to this Agreement shall be entitled to either punitive, special, indirect, or consequential damages in connection with this Agreement and the transactions contemplated hereby. The Company and IAT hereby expressly waive any right to punitive, special, indirect, or consequential damages (including loss of profits or revenue that are not direct, actual damages) in connection with this Agreement and the transactions contemplated hereby.

Section 18. No Personal Liability of Directors, Officers, Employees, Partners and Representatives. None of the officers, directors, partners, employees, incorporators, managers, shareholders or other equity holders of the Company, or any agents, advisors, attorneys, accountants, or other professional advisors of the Company, will have any liability for any obligations of the Company pursuant to this Agreement or for any claim based on, in respect of, or by reason of, the negotiation, execution or performance (or non-performance) of this Agreement. IAT, by executing this Agreement, waives and releases all such liability, and such waiver and release are an essential part of the consideration for issuance of the Promissory Note Shares.

Section 19. Negotiations. This Agreement is the product of arms-length negotiations among the Parties, and no Party to this Agreement shall be charged with having promulgated this Agreement and it is not to be construed more or less favorably between the parties by reason of authorship or origin of language.

Section 20. Knowledge and Representation. Prior to its execution of this Agreement, each Party (a) has fully informed him or herself of the terms, content, provisions, and legal effect of this Agreement and as to all facts and conditions necessary to the decision to execute this Agreement, which decision is made knowingly, freely, and voluntarily without duress, coercion or undue influence and with full and free understanding of its terms; and (b) has had access to and the benefit of qualified legal representation and counsel chosen by such Party concerning this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date hereof.

THE COMPANY:

Nam Tai Property Inc.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer

[Signature Page to Exchange and Amendment Agreement]

IAT Insurance Group, Inc.:

By:	/s/ David Pirrung

Name:	David Pirrung

Title:	Chief Financial Officer

Address:

Email:

[Signature Page to Exchange and Amendment Agreement]

EXHIBIT A

Form of Amended and Restated Promissory Note

EXHIBIT B

Updating 6-K

EXHIBIT C

Yu Litigation

SCHEDULE A

KNOWLEDGE OF THE COMPANY